
June 27, 2012

Via E-mail
Mr. R. Todd Joyce
Chief Financial Officer
Watson Pharmaceuticals, Inc.
Morris Corporate Center III
400 Interpace Parkway
Parsippany, NJ 07054

> **Re:** **Watson Pharmaceuticals, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 16, 2012**
> **File No. 001-13305**

Dear Mr. Joyce:

We have reviewed your June 13, 2012 response to our May 30, 2012 letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing any information you provide in response to our comment, we may have additional comments.

Item 1. Business, page 3

1. We note your response to our prior comment 1 and that you have requested confidential treatment for the specific percentages of gross profits on sales of methylphenidate ER that you receive over the course of the OMJPI agreement. Please note that we are typically willing to grant confidential treatment for specific individual royalty percentages provided that a range of royalty percentages is publicly disclosed. As such, please revise your disclosure to provide a percentage range of the gross profits that you currently derive from sales of methylphenidate ER and ensure that the disclosed percentage range is within 10% (e.g. "between 10% and 20%" or "in the thirties"). In the alternative, please provide a full legal analysis as to why the percentage range of gross profits you currently derive from sales of methylphenidate ER would not represent information that a reasonable investor would consider important in making an investment decision.

Please contact Michael Rosenthall, Staff Attorney, at (202) 551-3674 or Bryan Pitko, Staff Attorney, at (202) 551-3203 with any questions. In this regard, do not hesitate to contact me at (202) 551-3715.

Sincerely,

/s/ Bryan J. Pitko for

Jeffrey P. Riedler
Assistant Director